

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2013

Via E-mail
Alex Viecco
Chief Executive Officer
Montalvo Spirits, Inc.
5301 N. Commerce Avenue, Suite F
Moorpark, California 93021

     Re: **Montalvo Spirits, Inc.**
             Amendment No. 1 to Registration Statement on Form S-1
             Filed October 15, 2013
             File No. 333-191201

Dear Mr. Viecco:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

About this Offering, page 2

1. We note your response to comment 2 of our letter dated October 8, 2013. Please include your response in the filing.

2. We note your response to comment 3. Please include your response in the filing.

<u>Risk Factors, page 5</u>

<u>Risks Related to Our Common Stock, page 14</u>

<u>Funding from our purchase agreements with Lincoln Park…, page 14</u>

3. We note your response to comment 5. Please revise to clarify the phrase "prohibitively dilutive" in the penultimate paragraph of the risk factor discussion.

<u>Signatures, page 42</u>

4. We note your response to comment 11. Please identify Mr. Rivera as your controller or principal <u>accounting</u> officer under his signatures. See Form S-1, Instructions to Signatures.

        Please contact Ronald E. Alper, at (202) 551-3329, or Brigitte Lippmann, at (202) 551-3713 with any questions.

                                Sincerely,

                                /s/ Brigitte Lippmann (for)

                                John Reynolds
                                Assistant Director

cc: Peter Campitiello, Esq.
        Kane Kessler, P.C.